UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     JURIKA & VOYLES FUND GROUP

3.   Securities and Exchange Commission File No.:

     811-08646

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X]  Initial Application      [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     1999 HARRISON STREET, STE. 700
     OAKLAND, CA  94612
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6.   Name,  address and telephone  number of  individual  the  Commission  staff should contact with any questions regarding this form:

          JOY AUSILI
          THE WADSWORTH GROUP
          2020 EAST FINANCIAL WAY, STE 100
          GLENDORA, CA  91741
          (626) 852-1033, EXT 124

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          JURIKA & VOYLES, LP
          1999 HARRISON STREET, STE. 700
          OAKLAND, CA  94612

          STATE STREET BANK & TRUST CO. (CUSTODY & FUND ACCOUNTANT)
          1776 HERITAGE
          QUINCY, MA 02171

          INVESTMENT COMPANY ADMINISTRATION, LLC (ADMINISTRATOR)
          2020 EAST FINANCIAL WAY, STE. 100
          GLENDORA, CA  91741

          CDC IXIS ASSET MANAGEMENT SERVICES, INC. (TRANSFER AGENT) 399 BOYLSTON STREET
          BOSTON, MA 02116

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end                 [ ]  Closed-end

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10.  State law under which the fund was  organized  or formed  (e.g.,  Delaware,
     Massachusetts):

          DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          JURIKA & VOYLES, LP
          1999 HARRISON STREET, STE. 700
          OAKLAND, CA  94612

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          FIRST FUND DISTRIBUTORS
          4455 E. CAMELBACK ROAD, STE 261E
          PHOENIX, AZ  85018

          QUASAR DISTRIBUTORS, LLC
          615 EAST MICHIGAN STREET
          MILWAUKEE, WI  53202

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., An insurance company separate account)?

          [ ]  Yes       [X]  No

     If Yes, for each UIT state:

     Name(s):

     File No.: 811-______

     Business Address:

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15.  (a)  Did the fund obtain  approval  from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes       [ ]  No

     If Yes, state the date on which the board vote took place:

          AUGUST 1, 2001

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes       [ ]  No

     If Yes, state the date on which the shareholder vote took place:

          NOVEMBER 16, 2001

     If No, explain:

II.  DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          NOVEMBER 28, 2001

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

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     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes       [ ]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ]  Yes       [ ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes       [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes       [X]  No

     If Yes,

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
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes       [ ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes       [X]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (I)   LEGAL EXPENSES:

                $206,300

          (II)  ACCOUNTING EXPENSES:

                $76,300

          (III) OTHER EXPENSES (LIST AND IDENTIFY SEPARATELY):


                    PROXY PRINTING/FILING             $34,300
                    PROXY MAILING/SOLICITATION        $39,300
                    TRANSFER AGENT PROGRAMMING        $18,200
                    MISCELLANEOUS                     $ 3,000
                                                      -------
                         TOTAL                        $94,800
                                                      =======

          (iv)  Total expenses (sum of lines (i)-(iii) above):

                $377,400

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     (b)  How were those expenses allocated?

          TO THE ADVISOR AND TWO OF ITS AFFILIATED COMPANIES

     (c)  Who paid those expenses?

          THE ADVISOR AND TWO OF ITS AFFILIATED COMPANIES

     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes        [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes        [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes        [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

               CDC NVEST JURIKA & VOYLES SMALL CAP GROWTH FUND, A SERIES OF CDC
                    NVEST FUNDS TRUST III
               CDC NVEST BALANCED FUND, A SERIES OF CDC NVEST FUNDS TRUST I

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               CDC NVEST JURIKA & VOYLES RELATIVE VALUE FUND, A SERIES OF CDC
                    NVEST FUNDS TRUST I

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

               CDC NVEST FUNDS TRUST I -     811-4323
               CDC NVEST FUNDS TRUST III -   811-7345

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               CDC NVEST FUNDS TRUST I
               FORM N-14, FILED ON AUGUST 22, 2001 (FILE NO. 333-68156)

               CDC NVEST FUNDS TRUST III
               FORM N-14, FILED ON AUGUST 22, 2001 (FILE NO. 333-68160)

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Jurika & Voyles Fund Group, (ii) he is the Secretary, Treasurer and Principal Financial Accounting Officer of Jurika & Voyles Fund Group, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ Scott A. Jaggers
                                        ----------------------------------------
                                        Scott A. Jaggers
                                        Secretary, Treasurer and Principal
                                        Financial Accounting Officer

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